Exhibit 99.2

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST PHOSPHATE CORP.

FOR THE NINE MONTHS ENDED November 30, 2024 AND 2023

This management’s discussion and analysis (“MD&A”) covers the financial statements of First Phosphate Corp. (“First Phosphate” or the “Company”) for the period ended November 30, 2024 and for the comparable period ended November 30, 2023. This MD&A should be read in conjunction with the condensed interim financial statements and notes thereto for the period ended November 30, 2024 and November 30, 2023 (the “Interim Financial Statements”). The information contained in this report is current to January 29, 2025 and has been approved by the Company’s board of directors (the “Board”).

This discussion should be read in conjunction with the Company’s audited annual financial statements for the period ended February 29, 2024 and February 28, 2023, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The Company’s financial statements and the financial information contained in the MD&A are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee.

The Company’s certifying officers are responsible for ensuring that the condensed interim financial statements and MD&A do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made. The Company’s officers certify that the condensed interim financial statements and MD&A fairly present, in all material respects, the financial condition, result of operations and cash flows, of the Company as at the date hereof.

The Board approves the condensed interim financial statements and MD&A and ensures that the Company’s officers have discharged their financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which reviews and approves all financial reports prior to filing.

Additional information related to the Company is available on SEDAR+.

FORWARD LOOKING STATEMENTS

Information set forth in this MD&A may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; reliance on key personnel; the potential for conflicts of interest among certain officers, directors, or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of this MD&A or other reports and filings with applicable Canadian and United States securities regulations.

Forward-looking information and statements included throughout this MD&A are based on a number of factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect, including, but not limited to, assumptions about:

●	market prices, exploitation and exploration results, continued availability of capital and financing, general economic, and market or business conditions;
●	the Company maintaining the Company’s projects and assets;
●	the Company’s continuing to fund its operations primarily through the issuance of securities until it develops a positive cash flow from its operations;
●	that material changes in the Company’s liquidity will be substantially determined by the success or failure of its exploration programs on the Company’s projects and/or proposed secondary processing operations, as well as its continued ability to raise capital;
●	that the Company has sufficient funds to meet its administrative overhead expenses for the next twelve months; and
●	that management will raise capital in the future.

Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not intend, and does not assume any obligation, to update or revise these forward-looking statements, except as required pursuant to applicable securities laws.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company was incorporated in British Columbia on September 18, 2006. On June 29, 2022 the Company filed articles of amendment with the Province of British Columbia changing its name from First Potash Corp. to First Phosphate Corp. The address of the Company’s corporate office and registered and records office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

Since May 2022 the Company has been in the business of acquiring, exploring and developing igneous anorthosite rock mineral properties in the Saguenay-Lac-St-Jean Region of Quebec for the purposes of developing and producing apatite (phosphate) concentrate, ilmenite (titanium) concentrate and magnetite (iron) concentrate. The Company now holds over 1,500 sq. km of royalty-free district-scale land claims.

The Company’s mining properties are located in Quebec, a North American electrification industry hub. The properties are strategically located in proximity to the Chicoutimi – Jonquiere population centre, Quebec’s 5th largest population centre, with a skilled industrial workforce. The Saguenay-Bagotville Airport is within approximately 77 kms from the Bégin-Lamarche Property, with daily flights to Montreal. The Company has road access to the deep sea Port of Saguenay for international shipment of its concentrates as well as the ability to build industrial facilities at the Port of Saguenay. Clean Quebec Hydro is present in the vicinity of many of the Company’s mining claims as well as at the Port of Saguenay. The Company’s flagship property of Bégin-Lamarche as well as Lac à l’Orignal are located on four season, heavy haul gavel roads connected to a paved provincial highway and to the Port of Saguenay. The Company has a formal memorandum of understanding (MOU) in place with the Port of Saguenay.

The Company is a mineral development company fully dedicated to extracting and purifying phosphate for the eventual downstream production of cathode active material (“CAM”) for the Lithium Iron Phosphate (“LFP”) battery industry. Through prudent downstream partnerships, the Company plans to vertically integrate from mine source to eventual production of purified phosphoric acid and LFP CAM for use in the manufacture of LFP batteries for various industries such as energy storage, electric vehicles (“EV”) and other industries.

Industry Developments

The global LFP battery market size was USD 19.07 billion in 2024 and is projected to USD 124.42 billion by 2032 at a compound annual growth rate (“CAGR”) of 25.6%. Fortune Business Insights™ has mentioned these insights in its research report, titled, “Lithium Iron Phosphate Battery Market Size, Share & Industry Analysis, 2024-2032.”

According to the study, demand for LFP batteries across passenger cars and electric vehicles will boost industry growth. LFP battery packs have gained traction by offering high voltage, power density, long life cycle, less heating, and increased safety compared to conventional EV batteries.

Changes in Mineral Properties and Claims

Begin-Lamarche Property:

The Company’s material exploration property is found at Bégin-Lamarche which is 75 km driving distance from the deep sea Port of Saguenay. On June 5, 2023, the Company announced the results of its 4,274 m drill program on the property which yielded the discovery of two main zones with multiple open pit accessible phosphate-bearing layers.

On April 29, 2024, the Company completed a 25,929 m drill program at the property. A total of 99 drill holes drilled at 100-m spacing covered the entire length of the favorable phosphate horizon. Four phosphate bearing zones were discovered over a strike length of 2.5 km. The Phosphate Mountain Zone has been drilled for a total length of 250 m. This zone is beginning to merge (from the southwest) with the Northern Zone where a 500 m thick phosphate mineralized envelope exists, one which has delineated up to 5 individual layers ranging from 60 m to 100 m in thickness starting at surface and continuing down to a depth of 300 m. The overall strike length of the Phosphate Mountain Zone and the Northern Zone is approximately 600 m. The Southern Zone has been drilled at 100 m spaced sections over a strike length of 1,700 m. Results to date from the Southern Zone show continuous widths in excess of 100 m of phosphate mineralization. The Northwestern Zone has an average width of 40 m and a length of 700 m.

On October 31, 2024, the Company filed a report dated effective September 9, 2024 entitled “Technical Report and Initial Mineral Resources Estimate of the Bégin-Lamarche Phosphate Property, Saguenay-Lac Saint-Jean Region, Northern Quebec”.

On January 17, 2025, the Company filed on SEDAR+, its Preliminary Economic Assessment (“PEA”) on the Bégin-Lamarche Property in Quebec, Canada. The PEA provides a viable case for developing the property by open pit mining for the primary production of a phosphate concentrate and secondary recovery of magnetite and ilmenite concentrates.

The PEA by P&E Mining Consultants Inc. meets the requirements as defined in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be classified as Mineral Reserves.

The Company has decided that the Bégin-Lamarche Property will be taken forward into feasibility study in the foreseeable future and is in the process of finalizing exploration, mineralogical and internal pre-feasibility analyses. The Company will then decide how to conduct environmental baseline studies and commence deeper stakeholder engagement and consultations. The baseline studies should focus on aquatic, terrestrial and hydrological monitoring and documentation. A formal community, government, and stakeholder consultation plan should be developed and implemented. Advanced metallurgical studies, definition drilling activities will also be considered in light of moving into a formal feasibility study.

Expenditures for the period on the Bégin-Lamarche property have amounted to $5,527,385 which include the drilling program, the NI 43-101 and the PEA work and report.

Lac à l’Orignal Property:

The Company’s second exploration property is the Lac à l’Orignal Property, which is based on a technical report dated November 17, 2022 and entitled “Technical Report and Initial Mineral Resource Estimate of the Lac à l’Orignal Phosphate Property, Saguenay-Lac-Saint-Jean Region, Northern Quebec” as prepared by Antoine Yassa, P. Geo, registered geologist of 3602 Rang des Cavaliers, Rouyn- Noranda, J0Z 1Y2. Preliminary Metallurgical Testwork on the property was performed by the Quebec division of SGS Canada Inc. (“SGS”) and published on March 20, 2023. As well, a Mineralogical Study by Queen’s University was published on March 14, 2023. The Company announced a completed Preliminary Economic Assessment (“PEA”) on this property on July 26, 2023.

On September 11, 2023, the Company filed on SEDAR+, its PEA on the Lac à l’Orignal Property, Quebec, Canada. The PEA provides a viable case for developing the property by open pit mining for the primary production of a phosphate concentrate and secondary recovery of magnetite and ilmenite concentrates.

The PEA by P&E Mining Consultants Inc. meets the requirements as defined in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be classified as Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

There was $80,000 expenditure incurred on the Lac à l’Orignal property during the period.

Bluesky Property: The Bluesky Property consists of a series of staked claims areas within 250 km or less from the Port of Saguenay, Quebec. Ongoing surface sampling, prospecting and other forms of reconnaissance may occur on these properties in future quarters. These properties are to be considered as very early exploration.

There was no expenditure incurred on the Bluesky property during the period.

The Bluesky Property is fully impaired as management decides which of these claims to pursue work on in order to maintain them. At the moment, prior existing work will be used to maintain whatever claims qualify as management directs its resources to the other mineral properties that are at more advanced stage (Bégin-Lamarche/(Lac à l’Orignal). Management believes that technical feasibility and commercial viability would come demonstrably quicker for one of the other properties (Bégin-Lamarche or Lac à l’Orignal) as opposed to the Bluesky Property.

All mineral areas have not generated revenue thus far. The Company is in the late exploration and PEA phase at Bégin-Lamarche and Lac à l’Orignal and at the early exploration phase in the Bluesky area. The Company continues to determine the commercial feasibility of Bégin-Lamarche and Lac à l’Orignal.

There is no guarantee that First Phosphate will be successful in obtaining any or all of the requisite consents, permits or approvals, regulatory or otherwise, for the projects referenced above to be placed into production.

Secondary Processing Facilities

On September 9, 2024, the Company announced that it had signed a lease for a 10,000 tonne per annum iron phosphate cathode active material pre-cursor (“pCAM”) plant (“First Saguenay”) in Saguenay (La Baie), Quebec, Canada for a 10,000 tonne per annum iron phosphate cathode active material pre-cursor (“pCAM”) plant (“First Saguenay”) in Saguenay (La Baie), Quebec, Canada.

First Saguenay is to serve as a key and complimentary part of the Company’s planned downstream processing facilities and full vertical integration plans from phosphate mine to creation of LFP CAM. First Saguenay is intended to work synergistically in the transformation and value-added processing of the feedstock from the Company’s proposed mining operations which are located approximately 80 km and 120 km from the Company’s two major phosphate properties in the region.

The Company has completed the first phase of its project feasibility study with Ultion Technologies (“Ultion”), a US-based company that is a pioneer in the LFP battery industry. The study is to determine the infrastructure required to support the permit applications as well as the lease facility retrofitting requirements.

The investment needed for the commencement of operations at First Saguenay is estimated at approximately USD $65 M (CAD $90 M). The lease is conditional upon First Phosphate arranging the financing necessary to carry-out the proposed activities prior to April 30, 2025. First Phosphate is considering various options for financing and structuring First Saguenay including non-dilutive options.

The commencement of the industrial operations proposed by the Company are subject to a number of conditions, including permitting and financing which the Company continues to work towards diligently.

Changes in Share Capital

On April 5, 2024, the Company issued 84,615 common shares upon the exercise of restricted share units (“RSUs”) for services received from a consultant. The fair value of the RSUs on the grant date was computed as $33,000 and was reclassified upon exercise from contributed surplus to capital stock.

On April 16, 2024, the Company issued 200,000 common shares pursuant to the signing of a collaboration agreement with respect to its proposed phosphate mine and LFP CAM plant project in the Saguenay-Lac-Saint-Jean Region, with a fair value of $60,000.

On May 31, 2024, the Company issued 470,250 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 325,933 common shares due to the exercise of RSUs for services received from consultants. The fair value of the RSUs on the grant date was computed as $301,418 and was reclassified upon exercise from contributed surplus to capital stock.

On July 10, 2024, the Company acquired 15 additional mineral claims in the Begin-Lamarche area by the issue of 200,000 common shares with a fair value of $34,000.

On July 11, 2024, the Company issued 84,615 common shares upon the exercise of RSUs for services received from a consultant. The fair value of the RSUs on the grant date was computed as $33,000 and was reclassified upon exercise from contributed surplus to capital stock.

On July 31, 2024, the Company issued 28,000 common shares upon the exercise of RSUs for services received from a consultant. The fair value of the RSUs on the grant date was computed as $6,720 and was reclassified upon exercise from contributed surplus to capital stock.

On August 31, 2024, the Company issued 470,250 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 452,933 common shares due to the exercise of RSUs for services received from consultants. The fair value of the RSUs on the grant date was computed as $331,308 and was reclassified upon exercise from contributed surplus to capital stock.

On October 2, 2024, the Company issued 83,334 common shares to settle a debt to a consultant. The fair value of the common shares on the grant date was computed as $21,250 at $0.255 per share.

On November 30, 2024, the Company issued 471,000 common shares upon the exercise of RSUs for services received from its officers and directors. The Company also issued 541,100 common shares due to the exercise of RSUs for services received from consultants. The aggregate fair value of the RSUs on the grant date was computed as $321,394 and was reclassified upon exercise from contributed surplus to capital stock.

Other Events

March 4, 2024: The Company announced that it had received a mining research and innovation grant from the Quebec Ministry of Natural Resources and Forestry (“MRNF”). The grant provides financial support to the Company in the way of $315,236 to continue mineralogical study on its apatite, ilmenite and magnetite concentrates. The project also includes the processing of the Company’s mine tailings for re-use in the cement construction industry.

March 13, 2024: The Company signed a memorandum of understanding (“MOU”) with Groupe Goyette (“GG”) of Saint-Hyacinthe, Quebec for the accommodation of the Company’s logistical footprint at the Hébertville-Station intermodal facility in the Saguenay-Lac-St-Jean. The Company also announced that it appointed Armand MacKenzie as Vice President, Government Relations.

March 19, April 2, April 23, and May 14, 2024: On March 19, April 2, April 23, and May 14, 2024, the Company announced the first four sets of assay results from its 25,000m drill program at its Bégin-Lamarche Property. The Company’s 25,929 m drill program was completed ahead of schedule on April 29, 2024. A total of 99 drill holes drilled at 100-m spacing covered the entire length of the favorable phosphate horizon. Four phosphate bearing zones were discovered over a strike length of 2.5 km. The Phosphate Mountain Zone has been drilled for a total length of 250 m. This zone is beginning to merge (from the southwest) with the Northern zone where a 500 m thick phosphate mineralized envelope exists, one which has delineated up to 5 individual layers ranging from 60 m to 100 m in thickness starting at surface and continuing down to a depth of 300 m. The overall strike length of the Phosphate Mountain Zone and the Northern Zone is approximately 600 m. The Southern Zone has been drilled at 100 m spaced sections over a strike length of 1,700 m. Results to date from the Southern Zone show continuous widths in excess of 100 m of phosphate mineralization. The Northwestern zone has an average width of 40 m and a length of 700 m. All analyses have been received and a 43-101 resource estimate is now being prepared.

March 26, 2024: The Company announced two peer-reviewed publications in scientific journals and one research report have been published on its properties at Lac à l’Orignal and Bégin-Lamarche.

April 9, 2024: The Company and Pekuakamiulnuatsh Takuhikan signed a collaboration agreement with respect to its proposed phosphate mine and Lithium Iron Phosphate (LFP) cathode active material plant project in the Saguenay-Lac-Saint-Jean Region of Quebec, Canada. On April 16, 2024, the Company issued 200,000 common shares in accordance with the terms of the collaboration agreement.

April 16, 2024 : The Company announced the appointment of Gary Stanley to the advisory board of the Company. Gary Stanley has more than 40 years experience with the U.S. Department of Commerce (“DOC”) in Washington, DC. Mr Stanley has served under every U.S. President from Ronald Reagan to Joe Biden. During his tenure, Mr. Stanley worked with both public and private sector stakeholders to strengthen American supply chains and to enhance U.S. global competitiveness in critical minerals, metals, chemicals, and other materials industries. The Company granted Mr. Stanley 250,000 options exercisable at $0.40 per common share. The options vest as follows: (i) 25% on September 30, 2024, (ii) 25% on March 31, 2025, (iii) 25% on September 30, 2025, and (iv) 25% on March 31, 2026. These options expire three years from the grant date.

April 30, 2024: A consultant of the Company was granted 140,000 RSUs. 14,000 RSUs vest on May 31, 2024 and the remaining RSUs vest in increments of 42,000 on August 31, 2024, November 30, 2024 and February 28, 2025.

May 7, 2024: Two consultants of the Company were granted an aggregate of 290,000 RSUs. The RSUs vest as follows: (i) 116,000 on August 31, 2024, (ii) 87,000 on November 30, 2024, and (iii) 87,000 on February 28, 2025.

May 8, 2024: The Company entered into a partially binding letter of intent (“LOI”) with Rapid Building Systems Pty Ltd (“RBS”) of Adelaide, Australia for the development of a Rapidwall Manufacturing Plant in the Saguenay-Lac-St-Jean Region of Quebec, Canada. Upon acceptance of terms for the supply of a Rapidwall Manufacturing Plant by RBS, First Phosphate will be granted a license for the exclusive sales and marketing rights for Canada to RBS’s Rapidwall and Rapidseal products. The Rapidwall Manufacturing System would allow First Phosphate to upcycle the clean phosphogypsum produced from its proposed purified phosphoric acid (“PPA”) plant into building material panels which could be used to support housing for rural and indigenous communities in North America.

June 10, 2024: the Ontario Securities Commission issued a receipt for a shelf prospectus dated June 6, 2024. The prospectus was filed in each of the provinces and territories of Canada and the receipt is deemed to be issued by the regulator in each of those jurisdictions if the conditions of Multilateral Instrument 11-202 Passport System have been satisfied. Under the shelf prospectus, the Company may issue and sell up to, in the aggregate, $20,000,000 of common shares, warrants, subscription receipts, units, debt securities, or any combination thereof, from time to time over a 25-month period that the Shelf Prospectus remains effective. The specific terms of any future offering of securities (if any) will be set forth in a prospectus supplement, which will be filed with the applicable Canadian securities regulatory authorities in connection with any such offering.

July 10, 2024: A consultant to the Company was granted an aggregate of 175,000 RSUs.

The RSUs vest as follows: (i) 25,000 on August 31, 2024, (ii) 75,000 on November 30, 2024, and (iii) 75,000 on February 28, 2025. A consultant to the Company was granted 150,000 options that vest every six months starting December 31, 2024.

July 25, 2024:

The Company announced that all results from its 25,929 m drilling program at its Bégin-Lamarche Property were available.

September 1, 2024: Marc Branson resigned, and Peter J.F. Nicholson was appointed to the board of directors effective September 1, 2024. A director of the Company was granted an amount of 150,000 RSUs. The RSUs vest as follows: (i) 75,000 on November 30, 2024, and (ii) 75,000 on February 28, 2025.

September 9, 2024: The company announced that it has secured a facility lease for a 10,000 tonne per annum iron phosphate cathode active material pre-cursor (“pCAM”) plant (“First Saguenay”) in Saguenay (La Baie), Quebec, Canada.

September 18, 2024: The Company announced the results of its initial Mineral Resource Estimate (“MRE”) for its Bégin-Lamarche project, located 75 km northwest of the City of Saguenay, Quebec, Canada. The MRE, with an effective date of September 9, 2024, was carried out by M. Antoine Yassa, P.Geo., of P&E Mining Consultants Inc., who is an Independent Qualified Person within the meaning of Canadian Securities Administrators’ National Instrument 43-101: Standards of Disclosure for Mineral Projects (“NI 43-101”).

September 30, 2024: Consultants to the Company were granted an aggregate of 358,000 RSUs. The RSUs vest as follows: (i) 179,000 on November 30, 2024; and (ii) 179,000 on February 28, 2025.

October 2, 2024: The company is pleased to announce that a peer-reviewed research note has been published by Queen’s University (“Queen’s”) and Université de Québec à Chicoutimi (“UQAC”) entitled:

Igneous Rock Phosphate: ore grades, concentrates and mining operations around the world. The Company also granted 358,000 RSUs to consultants of the Company. The RSUs vest in 2 tranches (50% on November 30, 2024 and 50% on February 28, 2025).

October 31, 2024: The Company filed its Initial Mineral Resource Estimate (“MRE”) Technical Report for the Bégin-Lamarche Project.

November 1, 2024: a consultant to the Company was granted an amount of 60,000 RSUs.

The RSUs vest as follows: (i) 60,000 on February 28, 2025.

November 18, 2024: The company announced that its common shares have commenced trading this day on the OTCQB Venture Market (the “OTCQB”) under the ticker symbol FRSPF. The Company is equally pleased to announce that its common shares are eligible for electronic clearing and settlement in the United States through the Depository Trust Company (“DTC”).

November 20, 2024: The Company announced a strategic collaboration with GKN Hoeganaes. This partnership marks a significant step toward establishing a North American supply chain for lithium iron phosphate (LFP) batteries, a critical component for the electric vehicle (EV) and energy storage industries.

The Company entered into a marketing agreement with OGIB Corporate Bulletin Ltd. (“OGIB”) for a six-month period commencing November 20, 2024. The total cash consideration for the engagement is CAD $40,000.

The Company engaged Capital Analytica to provide investor relations and communications services. The services will include continuing social media consultation regarding engagement and enhancement, social sentiment reporting, social engagement reporting, discussion forum monitoring and reporting, corporate video dissemination, and investor relations services. The term of the agreement with Capital Analytica is for a period of six months beginning November 20, 2024. The cash compensation for the engagement is CAD $120,000.

Subsequent Events

December 2, 2024:

The Company signed a technology license agreement (“TLA”) with Prayon SA of Engis, Belgium (“Prayon”) for the technology to produce merchant grade phosphoric acid (MGA) from igneous apatite phosphate rock as well as high-purity gypsum.

December 4, 2024:

The company announced a positive result of its Preliminary Economic Assessment (“PEA”) on the Bégin-Lamarche Property (the “Property” or the “Project”) located 75 km northwest of Saguenay, Quebec, Canada. The PEA provides a potentially viable case for developing the Property by open pit mining for the primary production of phosphate concentrate and secondary bi-product recovery of magnetite concentrate.

December 18, 2024:

The Company announced that two long-term offtake agreements with creditworthy offtake partners were signed on December 17, 2024with respect to its future productions to take place in Saguenay-Lac-St-Jean, Quebec, Canada.

December 27, 30 and 31, 2024:

The Company completed a non-brokered private placement of an aggregate of 7,701,312 common shares for total gross proceeds of $2,695,460. The financing consisted of the issuance of:

-	7,448,455 Flow-Through shares for gross proceeds of $2,606,960 (the “Flow-Through Financing”); and

-	252,857 Hard Dollar Units for gross proceeds of $88,500.

In connection with the Flow-Through Financing, the Company issued finder compensation consisting of 230,948 compensation common shares, issued at a deemed price of $0.35 per share, and 230,949 compensation warrants (the “Compensation Warrants”). Each Compensation Warrant is exercisable for one common share at a price of $0.50 per common share until December 31, 2025.

Each Hard Dollar Unit is comprised of one common share and one half of one share purchase warrant (“Unit Warrant”) with each whole Unit Warrant exercisable for one common share at a price of $0.50 per share until December 31, 2025. In connection with the financing, the Company issued 126,428 Unit Warrants.

Both the Compensation Warrants and Unit Warrants are subject to an accelerated expiry date whereby, if the volume weighted average trading price of the common shares on the CSE for any 5 consecutive trading days equals or exceeds $0.80, the Company may, upon issuing a press release, accelerate the expiry date of the Compensation Warrants and Unit Warrants to the date that is 30 days following the date of such press release. In connection with the closing of the financing, a director of the Company, purchased a total of 285,714 Flow-Through shares.

On December 31, 2024, the Company granted 3,100,000 restricted share units of the Company (“RSUs”) to eligible directors, management and consultants of the Company as part of year end bonus compensation. The RSUs vested on January 1, 2025 and the Company issued 3,100,000 common shares due to the exercise of RSUs on January 2, 2025.

On December 31, 2024, pursuant to the terms of the collaboration agreement signed on April 9, 2024, the Company issued 574,389 shares to Pekuakamiulnuatsh First Nation for the exploration and development expenditures undertaken by the Company on the First Nation’s lands in calendar 2024.

All securities issued are subject to a hold period of four months plus one day from the date of issuance.

January 1, 2025:

A consultant to the Company was granted 70,000 RSUs which vest on February 28, 2025.

January 10, 2025:

The company announced two research reports by Queen’s University and Université de Québec à Chicoutimi. The purpose of these reports is to describe and interpret the mineralogy, petrology, and geochemistry of the Mountain, North and South Zones of the Bégin-Lamarche igneous (anorthosite-hosted) phosphate deposit.

January 17, 2025:

The Company filed on SEDAR+ its Preliminary Economic Assessment (“PEA”) Technical Report on the Bégin Lamarche Phosphate Project (the “Property” or the “Project”) located 75 km northwest of Saguenay, Quebec, Canada. The PEA provides a potentially viable case for developing the Property by open pit mining for the primary production of a phosphate concentrate and secondary recovery of magnetite concentrate.

RESULTS OF OPERATIONS

For the three months ended November 30, 2024

The following analysis of the Company’s operating results for the three months ended November 30, 2024 includes a comparison against the three months ended November 30, 2023

Revenue:

The Company no active business operations that generate revenue.

Expenses:

Mining exploration and metallurgy expense (recovery) for the three months ended November 30, 2024 were $890,243 compared to $55,142 for the three months ended November 30, 2023. These expenses were related to its latest drill program at the Bégin-Lamarche property. During the period, Company recognized tax credits related to resources for $154,047 due from Government of Quebec for the qualified exploration expenditures incurred in Quebec.

Professional fees for the three months ended November 30, 2024 were $30,610 compared to $176,915 for the three months ended November 30, 2023. The professional fees comprise of the following:

	For the three months ended November 30, 2024 $	For the three months ended November 30, 2023 $
Legal fees	12,410	143,610
Accounting fees	18,200	18,000
Audit fee	—	15,305
	30,610	176,915

The decrease in legal and accounting fees is due to the decrease in the level of activities that requires engaging the services of the respective professionals.

Business development for the three months ended November 30, 2024 were $193,815 compared to $109,663 for the three months ended November 30, 2023. The increase in expense is due to the increase in the level of activities during the period.

Consulting Fees for the three months ended November 30, 2024 were $(21,833) compared to $85,611 for the three months ended November 30, 2023. The decrease in expense is due to the decrease in the level of market research activities during the period. In addition, service amount of $40,500 reclassified to geological consulting fee.

Management fees for the three months ended November 30, 2024 were $nil compared to $117,000 for the three months ended November 30, 2023. Management fees relate to the executive management and staffing for the Company. Starting September 1, 2023, management fees are paid via the issuance of RSUs and are presented as share based compensation.

Directors’ Fees for the three months ended November 30, 2024 were $nil compared to $54,000 for the three months ended November 30, 2023. Fees have been incurred for non-executive directors. Starting September 1, 2023, director fees are paid via the issuance of RSUs and are presented as share based compensation.
Effective March 1, 2024, the Board of Directors determined to increase Marc Branson’s remuneration for acting as a Director for fiscal year 2025 by $10,000.

General administrative expenses for the three months ended November 30, 2024 were $60,568 compared to $30,438 for the three months ended November 30, 2023. The increase is related to travel expenses.

Regulatory filing fees for the three months ended November 30, 2024 were $14,530 compared to $21,957 for the three months ended November 30, 2023.

Share based compensation for the three months ended November 30, 2024 were $ 488,082 compared to $307,346 for the three months ended November 30, 2023. Share based compensation was recorded for the issuance of stock options and RSUs to management, directors and consultants of the Company. $143,597 of this amount is due to the collaboration agreement signed with Pekuakamiulnuatsh First Nation.

Gain on amortization of flow through liability for the three months ended November 30, 2024 were $109,124 compared to $3,608 for the three months ended November 30, 2023. The increase is reflective of the increase in the expenditures incurred on eligible exploration and evaluation activities during the period. Amortization of the flow through liability is based on the proportion of the flow through funds spent on eligible exploration and evaluation expenses.

Interest income for the three months ended November 30, 2024 were $1,746 compared to $7,874 for the three months ended November 30, 2023. This interest relates to bank deposits and Interest on GST refund.

Loss for the period

The net loss for the three months ended November 30, 2024 was $1,681,986 as compared to $946,590 for the three months ended November 30, 2023. This represents an increase in net loss of $735,396 and is due to the items discussed above.

For the nine months ended November 30, 2024

The following analysis of the Company’s operating results for the nine months ended November 30, 2024 includes a comparison against the nine months ended November 30, 2023.

Revenue:

The Company has no active business operations that generate revenue.

Expenses:

Mining exploration and metallurgy expense (recovery) for the nine months ended November 30, 2024 were $3,943,631 compared to $1,210,513 for the nine months ended November 30, 2023. These expenses were related to its latest drill program at the Bégin-Lamarche property. During the period, Company recognized tax credits related to resources for $1,663,754 due from Government of Quebec for the qualified exploration expenditures incurred in Quebec.

Professional fees for the nine months ended November 30, 2024 were $333,161 compared to $797,296 for the nine months ended November 30, 2023. The professional fees comprise of the following:

	For the nine months ended November 30, 2024 $	For the nine months ended November 30, 2023 $
Legal fees	92,186	429,103
Accounting fees	217,692	279,778
Audit fee	23,283	88,415
	333,161	797,296

The decrease in legal and accounting fees is due to the decrease in the level of activities that requires engaging the services of the respective professionals.

Business development for the nine months ended November 30, 2024 were $464,349 compared to $699,033 for the nine months ended November 30, 2023. The decrease in expense is due to the decrease in the level of activities during the period.

Consulting Fees for the nine months ended November 30, 2024 were $43,967 compared to $399,801 for the nine months ended November 30, 2023. The decrease in expense is due to the decrease in the level of market research activities during the period. Consulting fees were incurred relating mostly to market research initiatives.

Management fees for the nine months ended November 30, 2024 were $nil compared to $423,000 for the nine months ended November 30, 2023. Management fees relate to the executive management and staffing for the Company. Starting September 1, 2023, management fees are paid via the issuance of RSUs and are presented as share based compensation.

Directors’ Fees for the nine months ended November 30, 2024 were $10,000 compared to $140,400 for the nine months ended November 30, 2023. Fees have been incurred for non-executive directors. Starting September 1, 2023, director fees are paid via the issuance of RSUs and are presented as share based compensation. Effective March 1, 2024, the Board of Directors determined to increase Marc Branson’s remuneration for acting as a Director for fiscal year 2025 by $10,000.

General administrative expenses for the nine months ended November 30, 2024 were $194,940 compared to $131,685 for the nine months ended November 30, 2023. The increase is related to travel expenses.

Regulatory filing fees for the nine months ended November 30, 2024 were $127,030 compared to $115,440 for the nine months ended November 30, 2023.

Share based compensation for the nine months ended November 30, 2024 were $1,676,069 compared to $737,578 for the nine months ended November 30, 2023. Share based compensation was recorded for the issuance of stock options and RSUs to management, directors and consultants of the Company. $143,597 of this amount is due to the collaboration agreement signed with Pekuakamiulnuatsh First Nation.

Gain on amortization of flow through liability for the nine months ended November 30, 2024 were $1,021,710 compared to $107,054 for the nine months ended November 30, 2023. The increase is reflective of the increase in the expenditures incurred on eligible exploration and evaluation activities during the period. Amortization of the flow through liability is based on the proportion of the flow through funds spent on eligible exploration and evaluation expenses.

Interest income for the nine months ended November 30, 2024 were $118,401 compared to $19,971 for the nine months ended November 30, 2023. This interest relates to bank deposits and interest on GST refund.

Loss for the period

The net loss for the nine months ended November 30, 2024 was $6,038,200 as compared to $4,527,721 for the nine months ended November 30, 2023. This represents an increase in net loss of $1,510,479 and is due to the items discussed above. The larger loss in the nine months ended November 30, 2024 is primarily due to the increase in mineralogical, metallurgical and exploration related expenditures incurred during the period.

SUMMARY OF QUARTERLY RESULTS

The following quarterly financial data is derived from the financial statements of the Company as at and for the three-month periods ended on the dates indicated below. The information should be read in conjunction with the Company’s condensed interim financial statements and the accompanying notes thereto.

	Nov 30/24 $	Aug 31/24 $	May 31/24 $	Feb 29/24 $
Total assets	5,501,795	6,591,030	6,895,055	12,995,758
Working capital	976,476	2,030,075	1,628,755	4,889,979
Shareholders’ equity	5,065,493	6,238,147	5,953,075	9,312,374
Net loss	(1,681,986)	(170,997)	(4,185,217)	(3,764,747)
Loss per share	(0.02)	(0.00)	(0.06)	(0.07)

	Nov 30/23	Aug 31/23	May 31/23	Feb 28/23
	$	$	$	$
Total assets	5,161,891	5,465,682	6,125,429	5,933,078
Working capital	740,477	663,345	1,699,072	1,695,036
Shareholders’ equity	4,490,596	4,413,464	5,449,191	5,422,330
Net loss	(946,590)	(1,242,574)	(2,338,557)	(2,138,999)
Loss per share	(0.02)	(0.02)	(0.05)	(0.05)

LIQUIDITY AND CAPITAL RESOURCES

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company currently does not generate revenue. It has incurred losses and negative cash flows from operations since inception. To maintain or adjust the capital structure, the Company may attempt to issue new shares. The Company intends to raise capital by future financings. There is no guarantee that additional financing will be available or that it will be available on terms acceptable to management of the Company. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing. If the Company is not successful in raising sufficient capital, the Company may have to curtail or otherwise limit its operations. See “Risk Factors” of this MD&A.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

As of November 30, 2024, the Company had $149,983 in cash and cash equivalents, $ 35,000 in restricted cash, $1,163,229 of near term Q2 2025 government receivables and $ 306,960 in financial liabilities. In December 2024 the company successfully raised $2.7M in a private placement through equity issuance (See subsequent events for more details). As of January 28, 2025, the Company had cash and near term cash receivables of $3,259,645. This is comprised of $2,064,004 of cash, $35,000 of restricted cash and $1,160,641 of near term Q2-2025 government receivables. The Company also has a $2.1 million line of credit available to it from three of its principal directors which has not been drawn on to date.

Use of Proceeds Assuming No Additional Financing

As of the date of this MD&A, the Company intends to use its financial resources for the advancement of the objectives and milestones outlined below over the next 12 months.

Category	Expense
Exploration & Metallurgical Activities(1)	$1,029,000
Audit and Accounting	$187,000
Public Company Costs	$140,000
Public Relations and Business Development	$59,100
Marketing, Conferences and Travel	$60,000
Legal	$70,000
General and Administration	$168,500
Total	$1,713,600

At a meeting of the Company’s board of directors, and as subsequently extended by resolution, the Company determined to compensate certain directors and management in non-cash consideration until February 28, 2026 to assist the Company with maintaining sufficient cash flow. Parties subject to this arrangement provided written agreement to the arrangement. By adhering to the planned operating budget as set forth in the table above, the Company projects that it has the financial resources to maintain operations well beyond October 2025. The Company intends to raise capital by future financings. There is no guarantee that additional financing will be available or that it will be available on terms acceptable to management of the Company.

The Company has incurred negative operating cash flow since inception. The Company expects to use the net proceeds from the sale of securities in pursuit of objectives set out in this MD&A. However, to the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the sale of securities and/or its existing working capital to fund such negative cash flow. In addition, the funds raised pursuant to any sale of securities may not be sufficient to fund the Company’s objectives as set out above. See “Risk Factors”.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

CAPITAL STOCK

The authorized capital stock of the Company is an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at November 30, 2024, the Company had 77,198,802 Common Shares outstanding with share capital of $27,484,724 and as at November 30, 2023, the Company had 53,775,286 common shares outstanding with share capital of $19,256,972. As at the date of this MD&A, the Company has 88,805,451 common shares outstanding. There are no preferred shares issued or outstanding.

Omnibus Equity Incentive Plan

On July 26, 2023, the Omnibus Equity Incentive Plan (the “Omnibus Plan”) was approved and adopted by the Board, which was implemented on August 25, 2023. The Omnibus Plan replaced the Company’s stock option plan (the “Legacy Stock Option Plan”) and restricted share unit plan (“Legacy RSU Plan”). The Omnibus Plan provides the Company with the flexibility to grant diverse equity awards as part of its objective to attract, retain and motivate highly qualified directors, officers, employees and consultants, all granted under one plan which will allow such awards to be subject to the same administration and overall limits. The Omnibus Plan was approved by disinterested shareholders at the Company’s annual and special meeting of shareholders held on August 25, 2023.

No further grants of Options are to be made under the Legacy Stock Option Plan or awards of RSUs under the Legacy RSU Plan.

The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant. Outstanding options under the Legacy Stock Option Plan continue to be governed by the Legacy Stock Option Plan. The Company had no RSUs issued and outstanding at the time of disinterested shareholder approval for the Omnibus Plan. The Company currently has 8,625,000 common shares reserved for issuance pursuant to options grants and 1,142,100 common shares pursuant to RSU grants. In aggregate, the Company has 9,767,100 common shares reserved for issuance pursuant to options and RSUs granted and outstanding, representing 11.00% of the common Shares outstanding on a partially diluted basis. The Omnibus Plan was subsequently amended and restated on July 24, 2024 to address housekeeping matters, and drafting errors including: (i) to amend the definition of “Eligible Directors” to clarify the eligibility of directors to be granted RSUs under the Omnibus Plan; (ii) to clarify that any common shares subject to an “Award” under the Omnibus Plan that are not purchased or are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a “Participant” shall again be available for Awards under the Omnibus Plan; and (iii) to amend the vesting provisions under the Omnibus Plan to permit RSU vesting periods of less than one year.

As of the date of this MD&A, the Company is authorized to issue up to 7,993,990 options or RSUs.

Restricted Share Units

The following details the changes in outstanding RSUs for the nine months ended November 30, 2024:

Number of RSUs
Outstanding, March 1, 2023	—
Granted during the period	1,356,886
Vested and exercised during the period	(593,828)
Outstanding, November 30, 2023	763,058

Outstanding, March 1, 2024	3,074,298
Granted during the period	1,173,000
Vested and exercised during the period	(2,928,696)
Cancelled during the period	(246,500)
Outstanding, November 30, 2024	1,072,102

The following is a summary of RSUs outstanding and exercisable as at November 30, 2024:

Expiry date	Number of RSUs outstanding	Number of RSUs exercisable
December 15, 2026	396,002	—
December 15, 2027	676,100	—
	1,072,102	—

For the nine months ended November 30, 2024, the Company recorded $969,879 of share-based compensation related to the vesting of RSUs (2023 - $360,894).

As at the date of the MD&A, the Company has 1,142,100 RSUs outstanding.

Options

The following details the changes in outstanding options for the nine months ended November 30, 2024:

	Number of Options	Weighted Average Exercise Price $
Outstanding, March 1, 2023	6,225,000	0.30
Issued during the period	1,732,000	0.70
Cancelled during the period	(849,000)	0.61
Outstanding as at November 30, 2023	7,108,000	0.36

Outstanding, February 29, 2024	9,893,000	0.37
Issued during the period	400,000	0.40
Forfeited during the period	(1,393,000)	0.40
Expired during the period	(25,000)	0.70
Outstanding, November 30, 2024	8,875,000	0.36

The following is a summary of options outstanding as at November 30, 2024:

Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Life remaining
February 22, 2026	2,775,000	2,775,000	0.25	1.23
February 22, 2026	2,550,000	2,550,000	0.35	1.23
September 1, 2026	750,000	625,000	0.70	1.75
December 29, 2026	300,000	75,000	0.40	2.08
April 16, 2027	250,000	62,500	0.40	2.38
July 31, 2027	150,000	0	0.40	2.67
December 29, 2028	2,100,000	525,000	0.40	4.08
	8,875,000	6,612,500

For the nine months ended November 30, 2024, the Company recorded $562,593 of share based compensation related to the vesting of options (2023 - $603,184). The fair value of options was determined based on the Black Scholes pricing model, with the following weighted average inputs:

Weighted Averages	Issued on April 16, 2024	Issued on July 10,2024
Share price	$0.30	$0.17
Dividend yield	Nil	Nil
Exercise price	$0.40	$0.40
Risk-free interest rate	4.09%	3.75%
Expected volatility	100%	100%
Expected expiration	3.00	3.06

As at the date of this MD&A, the Company has 8,625,000 options outstanding and of which 6,362,500 options are exercisable.362

Warrants

The following details the changes in outstanding warrants for the nine months ended November 30, 2024:

	Number of warrants	Weighted Average Exercise Price $
Outstanding as at February 28, 2023	6,547,477	0.49
Issued during the period	1,607,789	1.25
Exercised during the period	(65,383)	0.28
Outstanding as at November 30, 2023	8,089,883	0.65

Outstanding, February 29, 2024	16,962,927	0.54
Cancelled during the period	(80,640)	0.25
Outstanding, November 30, 2024	16,882,287	0.54

The following is a summary of warrants outstanding as at November 30, 2024

Expiry date	Number of warrants outstanding	Number of warrants exercisable	Exercise price $	Weighted average life remaining
December 31, 2025	10,024,498	10,024,498	0.50	1.08
April 24, 2026	1,607,789	1,607,789	1.25	1.42
December 31, 2028	5,250,000	2,625,000	0.40	4.08
	16,882,287	14,257,287

As at the date of this MD&A, the Company has 16,882,287 warrants outstanding.

Shares to be issued

Under the collaboration agreement signed on April 9, 2024 for the exploration and development expenditures undertaken by the Company on the First Nation’s lands shares are issuable to Pekuakamiulnuatsh First Nation on November 30, 2024 at the value of $143,597. The 574,389 shares issued on December 31, 2024 at the price of $0.25 per share. Each year, 2.5% of the expenses related to the Exploration and Development Activities carried out (drilling and related work) on the Territory between January 1st and December 31st of each year shall be paid to the First Nation in in the form of common shares of the company based on the market price of the shares on December 31 of the year in question. Before January 20 of each new year and until the impact and benefit agreement (ERA) is signed, First Phosphate will pay at least the minimum annual amount of 100,000 shares per year.

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board and corporate officers. They are listed below:

Related party	Relationship
John Passalacqua	Chief Executive Officer (“CEO”) and Director
Laurence W. Zeifman	Chairman and Independent Director
Bennett Kurtz	Chief Administrative Officer (“CAO”), Chief Financial Officer (“CFO”), Corporate Secretary, and Director
Marc Branson Armand MacKenzie	Independent Director(1) Vice President, Government Relations
Gilles Laverdiere	Chief Geologist(2)
Peter Nicholson	Independent Director(1)

(1)	On September 1 2024 Marc Branson Resigned and Peter Nicholson joined the Board of Directors as an Independent Director.
(2)	A related parties under securities law and not under IAS 24.

Remuneration attributed to key management personnel can be summarized as follows:

	For the three months ended		For the nine months ended
	November 30, 2024 $	November 30, 2023 $	November 30, 2024 $	November 30, 2023 $
Share based compensation	162,219	135,210	899,829	421,197
Management fees	—	117,000	—	423,000
Professional Fees	—	—	—	125,000
Directors’ fees	10,000	54,000	10,000	140,400
Financing fees	119,728	—	372,487	—
Consulting Fees	—	—	—	30,000
	291,947	306,210	1,282,316	1,139,597

There are no amounts owed to related parties as of November 30, 2024.

Director and Management Services Agreements

The Company has director and management service agreements with each of its directors and officers that allow for termination without cause so long as 30 day prior written notice is provided by either party. Under each agreement, the consultant is entitled to a monthly payment in cash but the Company has the option to issue common shares as payment in lieu.

For the nine months ended November 30, 2024, ExpoWorld Ltd. (with John Passalaqua as principal) received $342,153 in fees comprised of $nil for management services (November 30, 2023 - $216,000) in their capacity as a CEO, $nil directors fees (November 30, 2023 - $ nil ), and $342,153 (November 30, 2023 - $ 133,400) in share based compensation comprised of options and RSUs. Mr. Passalaqua is the CEO and director of the Company.

For the nine months ended November 30, 2024, POF Capital Corp. (with Bennett Kurtz as principal) received $250,886 in fees comprised of $nil for management services (November 30, 2023 - $135,000) in their capacity as a CAO, $nil directors fees (November 30, 2023 - $nil), and $250,886 (November 30, 2023 - $62,200 ) share based compensation comprised of options and RSUs. He also serves as a CAO, CFO, Corporate Secretary, and Director of the Company.

For the nine months ended November 30, 2024, Capwest Investments Inc. (with Marc Branson as principal) received $51,505 in fees comprised of $nil for management services (November 30, 2023 - $nil), $nil for directors fees (November 30, 2023 - $70,200), $nil for consulting fees (November 30, 2023 - $30,000) and $51,505 (November 30, 2023 $62,200) share based compensation comprised of Options and RSUs. Mr. Branson serves as an independent director of the Company. Mr. Branson resigned effective September 1, 2024.

For the nine months ended November 30, 2024, Z Six Financial Corporation (with Laurence W. Zeifman and his spouse as the shareholders) received $195,302 in fees comprised of $nil for management services (November 30, 2023 - $nil), $nil directors fees (November 30, 2023 - $70,200), and $195,302 share based compensation (November 30, 2023 - $71,200) comprised of options and RSUs. Mr. Zeifman serves as Chairman of audit committee and independent director of the Company.

For the nine months ended November 30, 2024, 166693 Canada Inc. (with Gilles Laverdiere as principal) received $213,206 in fees comprised of $nil for management services (November 30, 2023 - $nil), $153,224 for mining exploration and metallurgy expenses (November 30, 2023 - $54,496) comprised of cash payment, and $59,982 share based compensation (November 30, 2023 - $48,700) comprised of options. Mr. Laverdiere serves as the Chief Geologist of the Company.

For the nine months ended November 30, 2024, Peter Nicholson received $ $26,438 in fees comprised of $nil for management services (November 30, 2023 - $nil), $nil directors fees (November 30, 2023 - $nil), and $ $26,438 share based compensation (November 30, 2023 - $nil) comprised of options and RSUs. Mr. Nicholson serves as Chair of the Compensation Committee and as a member of the Audit Committee of the Company.

FINANCIAL INSTRUMENTS

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

As at November 30, 2024
	Level 1 $	Level 2 $	Level 3 $	Total $
Cash and cash equivalents	149,983	—	—	149,983
Long-term investments			138,098	138,098
	149,983	—	138,098	288,081

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. Management believes that the price of the shares in the investee’s most recent private placement approximates the fair value.

The Company measures its cash and cash equivalents using unadjusted quoted prices in active markets for identical assets or liabilities. The Company measures its restricted cash, accounts payable and loans payable at amortized cost.

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to a significant credit risk as its maximum exposure relates to cash and restricted cash totaling $184,983. The Company mitigates the credit risk of cash by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as at November 30, 2024, has $149,983 in cash and cash equivalents and $35,000 in restricted cash and $306,960 in financial liabilities, which represents the Company’s maximum exposure to liquidity risk.

The Company has no financial liabilities with a contractual maturity greater than one year. As at November 30, 2024, the Company has sufficient working capital to satisfy its financial liabilities.

The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing. If the Company is not successful in raising sufficient capital, the Company may have to curtail or otherwise limit its operations. From time to time the Company works to raise additional capital through private placements or other equity financing. The Company does not currently have any operations generating cash. The Company is therefore dependent upon debt and equity financing to carry out its plans. There can be no assurance that such financing will be available to the Company.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a change in the interest rate is low, as the Company has no investments or liabilities with variable interest rates.

b)	Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate as a result of changes in foreign exchange rates. As of November 30, 2024, a portion of the Company’s financial assets, comprising long-term investments, are held in Great British Pound (“GBP”). 1% change in the exchange rate would result in a change of net loss or gain by $1,380. The impact of fluctuations in foreign exchange rates is not significant and, accordingly, a sensitivity analysis has not been provided.

c)	Price risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. As the Company holds no significant equity or commodity related investments or assets, the Company has minimal exposure to price risk.

RISK FACTORS

The forward-looking information contained in this MD&A is based on the opinions, assumptions and estimates of management set out herein, which management believes are reasonable as at the date the statements are made. Those opinions, assumptions and estimates are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information.

An investment in the Company’s securities should be considered as highly speculative given the current stage of the Company’s business and development. Such an investment is subject to a number of risks at any given time. Below is a description of the principal risk factors affecting the Company. The risk factors set out below are not exhaustive and do not include risks the Company deems to be immaterial; however, even an immaterial risk has the potential to have a material adverse effect on the Company’s financial condition, operating results, business or future prospects. Investors should carefully consider these risk factors, many of which are beyond the Company’s control, together with other information set out in this MD&A before investing in the Company’s securities. The following are risk factors that the Company’s management believes are most important in the context of the Company’s business. Other risk factors may apply.

Limited Operating History

The Company has a limited operating history and no operating revenues. There is no assurance that any property or business that the Company may hold, acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future.

The Company faces a high risk of business failure.

Potential investors should be aware of the difficulties normally encountered by mineral exploration and early stage manufacturing companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration program that the Company intends to undertake on its properties and any additional properties that the Company may acquire. These potential problems include unanticipated problems relating to exploration, development, processing and mining, and additional costs and expenses that may exceed current estimates. The expenditures to be made by the Company in the exploration of its properties or any other mineral property that it may acquire may not result in the discovery of any commercially exploitable mineral deposits. Problems such as unusual or unexpected geological formations and other conditions are involved in all mineral exploration and often result in unsuccessful exploration efforts. If the results of the Company’s exploration do not reveal viable commercial mineralization, the Company may decide to abandon some or all of its property interests.

Very few mineral exploration properties actually contain commercially viable mineral deposits. The Company has no history upon which to base any assumption as to the likelihood that its business will prove successful, and the Company can provide no assurance that it will generate any operating revenues or ever achieve profitable operations. If the Company is unsuccessful in addressing these risks, its business could fail.

Compared to other mineral exploration and manufacturing companies, the Company is very small, has few resources and must limit its exploration and expansion plans.

The Company is small in an industry dominated by many larger companies that have substantial amounts of capital and management expertise. The Company does not have the human resources or financial resources to compete with senior mineral exploration and manufacturing companies, which could and probably would spend more time and money exploring mineral exploration properties and have better odds of finding a mineral reserve. As a result, the Company must limit its exploration and expansion plans, and it may be unsuccessful in finding a mineral reserve or commencing processing operations, if it does, it may not have sufficient financial resources or management expertise to effectively develop such a reserve or developing such operations, which means that investors could lose a portion or all of any funds they invest in the Company.

The Company will have to suspend its plans if it does not have access to all of the supplies and materials needed in order to carry out such plans.

Competition, supply disruptions and other unforeseen limited sources of supplies in the industry could result in shortages of supplies and equipment that the Company might need to conduct its business. If it cannot find the products and equipment needed, the Company will have to suspend its plans until it is able to find the products and equipment that are needed. This could have a negative impact on the Company and its common share price.

There are inherent dangers involved in mineral exploration and manufacturing, and the Company may incur liability or damages as it conducts its business.

The Company’s proposed business involves numerous hazards. As a result, the Company may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which the Company cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company’s financial position.

Government regulation or other legal uncertainties could have a negative impact on the Company’s business.

There are numerous provincial and federal governmental regulations that materially affect the operations of mineral exploration, development, processing and mining companies which are uncertain and remain subject to change. Uncertainty and new regulations could increase the costs of doing business and prevent the Company from conducting its business and realizing its plans, and which may have an material adverse impact on the Company’s financial condition and results of operations. The growth of demand for Company products may also be significantly slowed. This could delay growth in potential demand for and limit the Company’s ability to generate revenues. In addition to new laws and regulations being adopted, existing laws may be applied to exploration, development, processing and mining activities that are carried out or proposed to be carried out by the Company, which may negatively affect the Company.

Fluctuations in the prices of commodities and other materials proposed to be produced by the Company may adversely affect the Company’s prospective revenue, profitability and working capital position.

The Company’s future revenues and cash flows are subject to fluctuations in market and commodity prices. Such prices are affected by a variety of factors beyond the Company’s control including interest rate changes, exchange rate changes, international economic and political trends, inflation or deflation, fluctuations in the value of the Canadian dollar and foreign currencies, global and regional supply and demand, changes in industrial demand and the political and economic conditions of major commodity producing and manufacturing countries throughout the world.

The Company’s exploration and development properties may not be successful and are highly speculative in nature.

The Company’s activities include the exploration for and the possible future development of mineral deposits. The exploration for, and development of, mineral deposits involve significant risks which even a combination of careful evaluation, experience and knowledge cannot eliminate. While the discovery of a mineral deposit may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; commodity prices which are highly cyclical and unpredictable; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or abandoning or delaying the development of a mineral project or other aspect of the Company business. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of such minerals.

The exploration and development of natural resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties. Although the mineral resource disclosures set out herein have been carefully prepared by independent mining experts, these amounts are estimates only and no assurance can be given that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Short-term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, dilution estimates or recovery rates may affect the economic viability of a project. The long-term profitability of the Company’s operations will likely be in part related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish mineral resources through drilling, to extract the resources, to develop processing facilities (whether or not related to the extraction activities), and to implement other required infrastructure. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Indigenous title and land claims.

The company’s exploration and manufacturing properties, and other properties material to the Company’s proposed operations, may now or in the future be the subject of Indigenous land claims, which is a matter of considerable complexity. The impact of any such claim on the Company’s ownership interest in its properties cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of Indigenous rights in the area in which such properties are located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on the Company’s activities. Even in the absence of such recognition, the Company may further negotiate with and seek the approval of holders of Indigenous interests in order to facilitate exploration and development work on the Property, and there is no assurance that the Company will be able to establish or maintain a practical working relationship with all of the Indigenous parties in the area which would allow it to ultimately develop conduct its operations.

Environmental and other regulatory risks may adversely affect the Company.

All phases of the Company’s operations are subject to environmental regulations in the jurisdiction in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards, protection of species at risk, and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its operations or from proceeding with planned operations including the exploration, development or processing of minerals and mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration, development, processing and mining operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of exploration, development, processing and mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production from operations or require abandonment or delays in development of new processing operations or mining properties.

The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Company’s operations currently have all required permits for their operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any new development, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating any aspect of its business.

Climate change may adversely affect the Company.

Governments are moving to enact climate change legislation and treaties at the international, national, state/provincial and local levels. Where legislation already exists, regulations relating to emission levels and energy efficiency are becoming more stringent. Some of the costs associated with meeting more stringent regulations can be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, meeting more stringent regulations is anticipated to result in increased costs.

Title to some of the Company’s mineral properties may be challenged or defective.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mining claims may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its current properties, there is no guarantee such title will not be challenged or impaired. Third parties may have valid or invalid claims underlying portions of its interest, including prior unregistered liens, agreements, transfers or claims, including formal indigenous land claims, informal indigenous land claims accompanied by disruptive activity, and title may be affected by, among other things, undetected defects. As a result, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its current property or any future properties that it may acquire an interest in. An impairment to or defect in its title to its properties could have a material adverse effect on its business, financial condition or results of operations.

Geopolitical tensions may adversely impact the Company and the value of the Company’s shares.

Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions including, but not limited to, the military conflicts between Russia and Ukraine and in the Middle East. Although the length and impact of military conflicts are highly unpredictable, such conflicts could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.

The Company is continuing to monitor these situations and assessing its potential impact on its business. In addition, new and existing sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for the Company to obtain additional funds.

Any of the above-mentioned factors could affect the Company’s business, prospects, financial condition, and operating results. The extent and duration of the military actions, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this MD&A.

Obtaining and renewing licenses and permits.

In the ordinary course of business, the Company will be required to obtain and renew governmental licenses or permits for exploration, development, construction and commencement of operations on its properties and its facilities. Obtaining or renewing the necessary governmental licenses or permits is a complex and time-consuming process involving public hearings and costly undertakings on the part of the Company. The duration and success of the Company’s efforts to obtain and renew licenses or permits are contingent upon many variables not within the Company’s control, including the interpretation of applicable requirements implemented by the licensing authority. The Company may not be able to obtain or renew licenses or permits that are necessary to its operations, including, without limitation, an exploitation license, or the cost to obtain or renew licenses or permits may exceed what the Company believes they can recover from a property. Any unexpected delays or costs associated with the licensing or permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Reliance on Management and Key Personnel.

The Company’s success is largely dependent on the performance of its Board of Directors and management team. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. The loss of any of the Company’s senior management or key employees, or an inability to attract other suitably qualified persons when needed, could materially adversely affect its ability to execute its business plan and strategy, and it may not be able to find adequate replacements on a timely basis, or at all.

Conflicts of Interest.

The Company may be subject to various potential conflicts of interest because of the fact that some of its officers and directors may be engaged in a range of business activities. In addition, the Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers and directors.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time-to-time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Insurance and uninsured risks

The Company is exposed to risks inherent in the exploration, development, processing and mining industries, including adverse environmental conditions and pollution, personal injury or death, labour disputes, unusual or unexpected geological conditions, legal liability, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena, civil disorder, war, subversive activities or sabotage, property damage, floods, fires, explosions, earthquakes, delays in mining and monetary losses or other catastrophes.

While the Company has obtained insurance to address certain risks in such amounts as it considers reasonable, such insurance has limitations on liability that may not be able to cover all the potential liabilities and the insurance may not continue to be available or may not be adequate to cover any resulting liability. Moreover, such risks may not be insurable in all instances or, in certain instances, the Company may elect not to insure against certain risks because of high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company and the occurrence of an event in which the Company is not fully insured against, could have a material adverse effect upon its business, operating results and financial condition.

Litigation

All industries are subject to legal claims, with and without merit. Legal proceedings may arise from time to time in the course of the Company’s business. Such litigation may be brought from time to time in the future against the Company. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. The Company is not currently subject to material litigation, nor has the Company received any indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, the Company could become involved in material legal claims or other proceedings with other parties in the future. The results of litigation or any other proceedings cannot be predicted with certainty. The cost of defending such claims may take away from management’s time and effort in operating the business of the Company and if the Company is incapable of resolving such disputes favourably, the resulting litigation could have a material adverse impact on the Company’s financial condition, cash flow and results from operation.

Dependence on outside parties.

The Company will rely upon consultants, engineers, contractors and other parties for exploration, development, construction and operating expertise. Substantial expenditures are required to construct processing facilities and mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to acquire access to and maintain required technologies and, in the case of new properties, to develop the exploration and mineral processing infrastructure at any particular site. Deficient or negligent work or work not completed in a timely manner could have a material adverse effect on the Company.

Risks related to possible fluctuations in revenues and results.

The Company may experience significant fluctuations in its quarterly and annual results of operations for a variety of reasons, many of which are outside of the Company’s control. Any fluctuations may cause the Company’s results of operations to fall below the expectations of securities analysts and investors. This could have an adverse impact on the ability of a shareholder to dispose of common shares, or on the market price of the common shares if trading of the common shares is possible in a marketplace.

Negative cash flow from operations.

The Company has negative cash flow from operating activities. The Company’s cash flow will be directly related to any revenues generated from processing, production and milling activities. In addition to cash flow from operations, ongoing operations may be dependent on the Company’s ability to obtain equity financing by the issuance of capital and to generate profitable operations in the future. Significant amounts of capital expenditures are required in order for the Company to execute its business plan and there are no assurances that the Company will have sufficient funds for this purpose.

Although the Company anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Company has negative cash flow in any future period(s), it will need to raise additional funds to cover this shortfall.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations or mineral exploration companies in order to minimize long term effects of land disturbance. Reclamation may include requirements to: control dispersion of potentially deleterious effluents; and reasonably re- establish pre-disturbance landforms and vegetation.

In order to carry out reclamation obligations imposed on the Company in connection with exploration, potential development and production activities, the Company must allocate financial resources that might otherwise be spent on exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Risks relating to health and safety.

Exploration, development, processing and mining operations are subject to potential risks and liabilities due to accidents that could result in serious injury or death. The impact of such accidents could affect the profitability of the Company’s operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain financing, licenses, damage community relations and reduce the perceived appeal of the Company as an employer.

There is no assurance that the Company has been or will at all times be in full compliance with all laws and regulations or hold, and be in full compliance with, all required health and safety permits. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of its operations or the operation or further development of a project, and any noncompliance therewith may adversely affect the Company’s business, financial condition and results of operations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production, or abandonment or delays in development of new mining properties.

Risks related to infrastructure.

Exploration, development, processing and mining activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power sources are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government denial or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Risks related to market demands.

The markets that the Company participates in, particularly the LFP Battery market, may not grow as expected or at all, resulting in decreased demand for the Company’s products. While the Company’s goal is to generate revenue, there can be no assurance that it will succeed in doing so and the Company’s losses may increase. Furthermore, phosphate is not currently listed as a critical and/or strategic mineral in all jurisdictions in which it intends to operate or raise capital, and may never be listed as a critical and/or strategic mineral, potentially negatively impacting the level of market demand for the Company’s products and its ability to raise capital.

The markets in which the Company operates are in their early stages and highly competitive, and the Company may not be successful in competing in these industries as they further develop.

The LFP Battery industry and the market for related products are in their early stages, and the Company expects it will become more competitive in the future. The Company also expects more regulatory burden as customers adopt this new technology. There is no assurance that LFP Battery solutions will be successful in the respective markets in which they compete. A significant and growing number of established and new companies have entered or are reported to have plans to enter the battery solutions market, including companies engineering forms of energy storage that do not require the minerals contained on the Company properties or products proposed to be produced by the Company. Decreases in the retail prices of electricity from utilities or other renewable energy sources could make LFP Battery products less attractive to customers. Reduction in various rebate and incentive programs could also adversely affect the Company.

Dilution.

Securities of the Company, including common shares and rights, warrants, special warrants, subscription receipts and other securities to purchase, convert into or exchange into common shares, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board may determine. In addition, the Company may issue additional common shares from time to time pursuant to share purchase warrants, restricted share units and options to purchase common shares issued from time to time by the Company. The issuance of these common shares could result in dilution to existing shareholders.

Future sales by existing shareholders could cause the Company’s share price to fall.

Future sales of common shares by the Company or other shareholders could decrease the value of the common shares. The Company cannot predict the size of future sales by the Company or other shareholders, or the effect, if any, that such sales will have on the future market price of the common shares. Sales of a substantial number of common shares, or the perception that such sales could occur, may adversely affect prevailing market prices for the common shares.

Profits or Significant Revenues.

The Company’s current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company makes significant investments in exploration and development.

No dividends.

The Company’s current policy is to retain any earnings to reinvest in the Company. Therefore, the Company does not anticipate paying cash dividends on the common shares in the foreseeable future. The Company’s dividend policy will be reviewed from time to time by its Board of Directors in the context of its earnings, financial condition and other relevant factors. Until the time that the Company does pay dividends, which it might never do, its shareholders will not be able to receive a return on their common shares unless they sell them.

Fluctuation and volatility in stock exchange prices.

The market price of a publicly traded stock is affected by many variables, including the availability and attractiveness of alternative investments and the breadth of public market for the stock. In recent years, the securities markets have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such variations will not affect the price of the Company’s securities in the future and that the price of the common shares will not decrease while listed on the CSE.

Activities of the Company may be impacted by an outbreak of a contagious disease.

The Company’s business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease. The Company cannot accurately predict the impact such an outbreak will have on the Company’s business. Risks posed by an outbreak of a contagious disease include uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. A significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for the Company’s services and likely impact operating results.

Forward-Looking Information May Prove Inaccurate

Shareholders and prospective investors are cautioned not to place undue reliance on the Company’s forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risk and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.